RSG Global Consulting Pty Ltd
Head Office:
1162 Hay Street
West Perth WA 6005

P O Box 1671
West Perth WA 6872

Telephone: +61 8 9324 8800
Facsimile: +61 8 9324 8877

Email: info.australia@rsgglobal.com
Web: http://www.rsgglobal.com

We're merging with coffey mining

A Coffey International Limited company

Consent of Author

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2009 for the year ended December 31, 2008 of the description of the reports titled Tanjianshan Gold Project, China, Technical Report for Eldorado Gold Corporation, September 2005, revised January 30, 2006 with an effective date of September 2005 and Tanjianshan Gold Project, Qinghai Province, China, Bankable Feasibility Study Report for Afcan Mining Corp., April 2005 (the "Technical Reports") and of extracts from or a summary of the Technical Reports and to the use of my name under this annual report as a named expert.

Dated as of this 31st day of March 2009

John Hearne